                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SEAGATE TECHNOLOGY, INC.
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                              (NAME OF THE ISSUER)

                            SEAGATE TECHNOLOGY, INC.
                          VERITAS SOFTWARE CORPORATION
                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED
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                      (NAMES OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                  811804 10 3
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          Lawrence Perlman                        Mark Leslie                          David J. Roux
            Gary Filler                     Chief Executive Officer               Suez Acquisition Company
      Co-Chairmen of the Board             and Chairman of the Board                  (Cayman) Limited
      Seagate Technology, Inc.            VERITAS Software Corporation                 P.O. Box 265GT
           920 Disc Drive                     1600 Plymouth Street                      Walker House
  Scotts Valley, California 95066       Mountain View, California 94043                 George Town
           (831) 438-6550                        (650) 335-8000                         Grand Cayman
                                                                                       Cayman Islands
                                                                                       (650) 233-8120

--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)
                                   COPIES TO:

       Larry W. Sonsini, Esq.              Michael A. Schwartz, Esq.              William E. Curbow, Esq.
      Michael J. Kennedy, Esq.              Willkie Farr & Gallagher             Simpson Thacher & Bartlett
  Wilson Sonsini Goodrich & Rosati             787 Seventh Avenue                   425 Lexington Avenue
      Professional Corporation              New York, New York 10019              New York, New York 10017
         650 Page Mill Road                      (212) 728-8000                        (212) 455-2000
    Palo Alto, California 94043
           (650) 493-9300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (sec.sec. 240.14a-1 through 240.14b-2), Regulation 14C (sec.sec. 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (sec. 240.13e(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
                      $11,647,201,837                                            $2,329,440
--------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was calculated assuming (i) the payment of an aggregate of $923 million in cash, and (ii) the issuance of an aggregate of 118,173,023 shares of common stock, par value $0.001 per share, of VERITAS Software Corporation with an aggregate market value of $10,724,201,837 based upon the average of the high and low prices of VERITAS common stock, as reported on the Nasdaq National Market on May 12, 2000, in exchange for all outstanding shares of common stock, par value $0.01 per share, of Seagate Technology, Inc. (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Exchange Act of 1934, equals one-fiftieth of one percent of the Total Consideration.

    [ ] Check the box if any part of the fee is offset as provided by sec. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement (this "Transaction Statement") is being filed by Seagate Technology, Inc., a Delaware corporation ("Seagate"), VERITAS Software Corporation, a Delaware corporation ("VERITAS") and Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), in connection with the proposed (i) sale of Seagate's operating property and assets to SAC (the "Stock Purchase") pursuant to that certain Stock Purchase Agreement, dated as of March 29, 2000, as amended (the "Stock Purchase Agreement"), by and among SAC, Seagate and Seagate Software Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Seagate ("Seagate Software"), and (ii) merger of a wholly owned subsidiary of VERITAS with and into Seagate (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, as amended (the "Merger Agreement"), by and among VERITAS, Victory Merger Sub, Inc., a Delaware corporation, a wholly owned subsidiary of VERITAS ("Merger Sub"), and Seagate.

     Under the terms of the Stock Purchase Agreement, Seagate will sell all of its property and assets and the property and assets of its consolidated subsidiaries, other than certain designated assets, to SAC in exchange for $2 billion in cash, less the value of Seagate equity securities held by members of Seagate's senior management team which will be converted into equity securities of SAC and will not be entitled to receive any consideration in the Merger. The designated Seagate assets which will not be sold to SAC consist of (i) the capital stock of Seagate Software, (ii) Seagate's investments in VERITAS, Gadzoox Networks, Inc., SanDisk Corporation, Veeco Instruments and Dragon Systems, Inc., (iii) Seagate's cash in excess of approximately $775 million in cash (subject to upward adjustment) that will be transferred to SAC in the Stock Purchase, and (iv) the right to receive certain tax refunds claimed and credits utilized by VERITAS that are attributable to Seagate for all periods prior to the effective time of the Merger.

     Under the terms of the Merger Agreement, immediately following and contingent upon the closing of the Stock Purchase, Merger Sub will merge with and into Seagate and each outstanding share of Seagate common stock (other than certain shares to be cancelled) will be converted into the right to receive a proportionate share of the merger consideration, which will consist of (i) 109,330,300 shares of VERITAS common stock, (ii) an additional variable number of shares of VERITAS common stock which depends on (A) the determined value of Seagate's investments in Gadzoox Networks, Inc., SanDisk Corporation, Veeco Instruments and Dragon Systems (to the extent valued at the effective time of the Merger), and (B) whether VERITAS elects to issue additional shares of VERITAS common stock in exchange for having Seagate retain a portion of the cash held by it immediately prior to the Merger, (iii) an amount of cash equal to Seagate's cash at the effective time of the Merger, which will include the net proceeds received and retained by Seagate in connection with the Stock Purchase (after transferring approximately $775 million in cash (subject to upward adjustment) to SAC) less cash that VERITAS elects to have Seagate retain in exchange for the issuance of additional shares of VERITAS common stock in connection with the Merger, and (iv) the right to receive the value of certain tax refunds claimed and credits utilized by VERITAS that are attributable to Seagate and relate to periods ending on or prior to the effective time of the Merger, and, in certain circumstances, net proceeds realized upon the sale by Seagate of its shares of Dragon Systems, Inc. As a result of the Merger, Seagate will become a wholly owned subsidiary of VERITAS, and VERITAS will indirectly acquire all of the designated assets described above that are not purchased by SAC in connection with the Stock Purchase.

     This Transaction Statement is being filed with the Securities and Exchange Commission concurrently with the filing of a preliminary proxy statement (the "Proxy Statement") filed by VERITAS with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(1). The information in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby incorporated by reference in this Transaction Statement in response to all or some of the items set forth in Schedule 13E-3 under the Exchange Act and the responses to each item set forth below are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Specific item numbers from Schedule 13E-3, including the applicable sections of Regulation M-A, are included in this Transaction Statement only to the extent necessary to provide information that is not in the Proxy Statement but is required to be disclosed pursuant to

Schedule 13E-3. Capitalized terms used but not otherwise defined in this Transaction Statement shall have the respective meanings ascribed thereto in the Proxy Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

     (b) Business and Background of Entities.

     (c) Business and Background of Natural Persons.

     Seagate Technology is a Delaware corporation. Its principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066 and its primary telephone number is (831) 438-6550. None of Seagate's directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     VERITAS Software Corporation is a Delaware corporation. Its principal executive offices are located at 1600 Plymouth Street, Mountain View, California 94043 and its primary telephone number is (650) 335-8000. None of VERITAS' directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Silver Lake Partners, L.P. is a Delaware limited partnership. Its principal executive offices are located at 2725 Sand Hill Road, Building C, Menlo Park, CA 94025 and its primary telephone number is (650) 233-8120. David J. Roux is the sole director of SAC, a Managing Member of Silver Lake Technology Associates, LLC, which is the general partner of Silver Lake Partners, L.P., and a Managing Member of Silver Lake Technology Management. Mr. Roux served as Executive Vice President of Oracle Corporation from 1994 to 1998 and Chief Executive Officer of Liberate Technologies from February 1998 to November 1998. Mr. Roux remains the Chairman and a director of Liberate Technologies. Mr. Roux's primary business address is c/o Silver Lake Partners, L.P., 2725 Sand Hill Road, Building C, Menlo Park, CA 94025.

     None of SAC, Silver Lake Partners, L.P., or any director or executive officer of SAC or Silver Lake Partners, L.P., has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 16. EXHIBITS

    (a)(1) Joint Proxy Statement for Special Meetings of Stockholders of Seagate Technology, Inc. and VERITAS Software
            Corporation, dated May 19, 2000.
    (c)(1)  Presentation by Morgan Stanley & Co. Incorporated to the
            Board of Directors of Seagate, dated March 22, 2000.
    (c)(2)  Presentation by Morgan Stanley & Co. Incorporated to the
            Board of Directors of Seagate, dated March 29, 2000.
    (c)(3) Presentation by Credit Suisse First Boston Corporation to the Board of Directors of VERITAS Software Corporation, dated March 23, 2000.
    (c)(4)  Opinion of Morgan Stanley & Co. Incorporated, dated March
            29, 2000 (included as part of the Joint Proxy Statement filed as Exhibit (a)(1)).
    (c)(5)  Opinion of Credit Suisse First Boston Corporation, dated
            March 29, 2000 (included as part of the Joint Proxy
            Statement filed as Exhibit (a)(1)).
    (e)(1) Statement Regarding Conflicts of Interest (included as part of the Joint Proxy Statement filed as Exhibit (a)(1)).
    (f)(1)  Statement of Appraisal Rights (included as part of the Joint
            Proxy Statement filed as Exhibit (a)(1)).
    (h)(1)  Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (to be filed by amendment).
    (h)(2) Opinion of Willkie Farr & Gallagher (to be filed by amendment).

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  SUBJECT COMPANY AND FILING PERSON:

                                  SEAGATE TECHNOLOGY, INC.

                                  By: /s/ William L. Hudson
                                     -------------------------------------------
                                  Name: William L. Hudson
                                  Title:  Senior Vice President, General
                                          Counsel and Corporate Secretary

                                  ADDITIONAL FILING PERSONS:

                                  VERITAS SOFTWARE CORPORATION

                                  By: /s/ Jay Jones
                                     -------------------------------------------
                                  Name: Jay Jones
                                  Title:  Senior Vice President and
                                          Chief Administrative Officer

                                  SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED

                                  By: /s/ David J. Roux
                                     -------------------------------------------
                                  Name: David J. Roux
                                  Title:  Director

                                 EXHIBIT INDEX

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
(a)(1)   Joint Proxy Statement for Special Meetings of Stockholders
         of Seagate Technology, Inc. and VERITAS Software
         Corporation, dated May 19, 2000.
(c)(1)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate, dated March 22, 2000.
(c)(2)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate, dated March 29, 2000.
(c)(3)   Presentation by Credit Suisse First Boston Corporation to
         the Board of Directors of VERITAS Software Corporation,
         dated March 23, 2000.
(c)(4)   Opinion of Morgan Stanley & Co. Incorporated, dated March
         29, 2000 (included as part of the Joint Proxy Statement
         filed as Exhibit (a)(1)).
(c)(5)   Opinion of Credit Suisse First Boston Corporation, dated
         March 29, 2000 (included as part of the Joint Proxy
         Statement filed as Exhibit (a)(1)).
(e)(1)   Statement Regarding Conflicts of Interest (included as part of the Joint Proxy Statement filed as Exhibit (a)(1)).
(f)(1)   Statement of Appraisal Rights (included as part of the Joint
         Proxy Statement filed as Exhibit (a)(1)).
(h)(1)   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (to be filed by amendment).
(h)(2)   Opinion of Willkie Farr & Gallagher (to be filed by
         amendment).